VICI PROPERTIES INC.

8329 W. Sunset Road, Suite 210

Las Vegas, Nevada 89113

January 29, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck
Legal Branch Chief
Office of Real Estate and Commodities

Re:	VICI Properties Inc.
Registration Statement on Form S-11
File No. 333-221997

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), VICI Properties Inc. (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 P.M. (Eastern Time), on January 31, 2018, or as soon as possible thereafter.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Please contact Todd Lenson at (212) 715-9216 or Jordan Rosenbaum at (212) 715-9117 of Kramer Levin Naftalis & Frankel LLP to confirm the effectiveness of the Registration Statement.

Sincerely,

/s/ Edward B. Pitoniak

Edward B. Pitoniak

cc: Rahul Patel, Esq. (Securities and Exchange Commission)

Todd E. Lenson, Esq. (Kramer Levin Naftalis & Frankel LLP)

Jordan Rosenbaum, Esq. (Kramer Levin Naftalis & Frankel LLP)

Edward F. Petrosky, Esq. (Sidley Austin LLP)

Bartholomew A. Sheehan, Esq. (Sidley Austin LLP)